[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

December 23, 2013

VIA EDGAR AND COURIER

Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Mail Stop 3030

Washington, D.C. 20549

Re:	Inogen, Inc.
Registration Statement on Form S-1
Filed November 27, 2013
File No. 333-192605

Dear Mr. Mancuso:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 13, 2013, to Alison Bauerlein, Chief Financial Officer of Inogen, Inc. (the “Company”), regarding the Registration Statement on Form S-1, File No. 333-192605 (the “Registration Statement”), filed by the Company on November 27, 2013.

This letter sets forth the comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, the Company’s response. Simultaneously with the filing of this letter, the Company is submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement, responding to the Staff’s comments. We are enclosing a copy of Amendment No. 1 to the Registration Statement, together with a copy that is marked to show the changes from the Registration Statement.

Overview, page 1

1. We note your disclosure on page 53 that your “business-to-business” sales are primarily outside of the United States and your disclosure on page 56 that business-to-business sales represented 69% of your 2012 revenue. You also indicate here that approximately 27.6% of your sales are from outside the United States. If so, it appears that a significant portion of your sales, including your sales in the United States, are not derived from the direct-to-consumer model highlighted in this Overview; please revise this

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

Overview and throughout your prospectus so that your disclosure does not give disproportionate significance to a model relative to its contribution to your business.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s business-to-business revenue constituted 69% of 2012 sales revenue, and not 2012 total revenue. Additionally, the Company has revised page 1 of the Registration Statement to disclose its direct-to-consumer and business-to-business sales both in aggregate dollars and as a percentage of total revenue for our last full fiscal year.

Our Market, page 2

2. Please expand your response to prior comment 6 to tell us how you determined which numbers to include in the numerator and which numbers to include in the denominator when calculating the 66% that you disclose in his section. Also, we understand that you intend to revise the third paragraph of this section, and we may have further comment after you file the revisions.

Response: The Company respectfully acknowledges the Staff’s comment and, with this letter, will supplementally provide the Staff with clarification regarding the calculation. Additionally, the Company has revised its disclosure on pages 2 and 79 of the Registration Statement to clarify that regardless of whether patients are using portable oxygen concentrators or other ambulatory oxygen therapies such as the delivery model, ambulatory patients live longer and spend fewer days in the hospital than non-ambulatory patients.

Our Solution, page 3

3. Refer to your last bullet point on page 3. Please clarify against what you are comparing the compressor life of your product.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 3 of the Registration Statement to further clarify the benefits of our Inogen One solutions.

Cost-efficient model, page 4

4. Please provide us support for the estimated range you disclosed in response to prior comment 36. Also, with a view toward clarification of your cost-efficiency, please show us your calculations of the cost of your model using the number of system sales and patients that you disclose on page 54 and the cost of revenue and other expenses shown in your financial statements.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

Response: The Company respectfully acknowledges the Staff’s comment has revised its disclosure on pages 4 and 84 of the Registration Statement. Additionally, the Company will supplementally provide the Staff support for its calculations contained in this section.

Patient-friendly, page 4

5. Please provide us support for you claims in this section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 4 and 86 of the Registration Statement. The Company believes that its technology is differentiated as compared to other portable oxygen concentrators because, based on an exhaustive search and the Company’s knowledge of the market, it is not aware of any competing portable oxygen concentrator that incorporates technology that has been clinically validated for nocturnal use.

Balance Sheet Data, page 10

6. We note that you refer to your Preferred Stock Warrant Liability as “Warranty Liability”. Please revise to correct.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 10 of the Registration Statement.

A significant majority of our customers, page 12

7. We note that the last sentence of your second bullet point regarding the negative effect of the 36-month cap. Based on your response to prior comment 9, it appears that you do not know the portion of your customers approaching that cap. If true, please say so clearly in the risk factor and Management’s Discussion and Analysis of Financial Condition and Results of Operations as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 12 and 55 of the Registration Statement.

If we modify our FDA cleared devices, page 24

8. We note your response to prior comment 40. If the Inogen One G2 and G3 products represent modifications to the original Inogen One system, please revise the first sentence of this risk factor to clarify.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the its disclosure on page 24 of the Registration Statement.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

Use of proceeds, page 42

9. We note your response to prior comment 13; however, you should disclose the approximate amount that you currently intend to use for each identified purpose. You may reserve the right to change the use of proceeds as described in Instruction 7 to Regulation S-K Item 504.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 7, 39 and 42 of the Registration Statement.

Management’s discussion and analysis, page 52

10. Please provide us the information requested by prior comment 16. Also, please expand your response to that comment to (1) address the margins on the Inogen One G2 and Inogen One G3 and (2) clarify your conclusion in the first clause of your response by providing your analysis of whether the information requested by prior comment 16 would be material to an understanding of your results, such as the acceptance rate of newly introduced products or the extent to which a newly introduced product reduces the sales of an existing product.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the requested information to the Staff supplementally. In addition, the Company advises the Staff that we do not believe that the acceptance rate of our Inogen One G3 system versus our Inogen One G2 system is material to an understanding of our sales and rental revenue. If the acceptance rate of our Inogen One G3 system increases, thereby reducing the revenue of our Inogen One G2 system, the Company’s total revenue would not be affected because Medicare and private insurance reimbursement rates for our Inogen One G2 system and our Inogen One G3 system rentals are identical. Both Medicare and private insurance reimbursement rates are based on a product coding system, and all portable oxygen concentrators, including Inogen One G2 and Inogen One G3 systems, have the same reimbursement codes, E1390 and E1392. In addition, our Inogen One G2 system and our Inogen One G3 system retail for the same price in direct sales to patients. As a result, the Company does not believe the sales mix between the Inogen One G2 and Inogen One G3 would have a material effect on our sales and rental revenue.

Sales revenue, page 56

11. Please update the penultimate sentence of this paragraph to address the current 9-month period.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 56 of the Registration Statement.

General and Administrative Expenses, pages 59 and 61

12. Please tell us why you believe that it is appropriate to disclose days’ sales outstanding on a net accounts receivable basis. Consider the limitations of the ratio given the significant increase in your allowance for doubtful accounts and your consideration of providing additional disclosure to balance the discussion.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement on pages 59 and 61 to remove metrics for days’ sales outstanding on a gross and net basis.

13. We note your response to prior comment 59. Please revise your MD&A to include a discussion of the significant causes of the increase in your allowance, similar to your response. Please also revise your critical accounting policies to explain the estimates and judgments that affect your determination of the allowance similar to your response.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its discussion on pages 59, 74, F-15 and F-46 of the Registration Statement.

Contemporaneous Independent Third-Party Valuations, page 71

14. We note your response to prior comment 27; however, you disclose in this section valuations of your common stock that you attribute to a third party. Therefore, it remains unclear why you have not filed a consent of the third party. Please revise your response to clarify.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the requisite consent as Exhibit 23.4 to the Registration Statement.

Business, page 78

15. We note your response to prior comment 28. Please clarify how an acquisition can achieve the goal of allowing you to service patients in a state in compliance with the state’s law. Also, please disclose in your prospectus your response to prior comment 28 that Comfort Life had limited activities and few assets other than its active Medicare number.

Response: The Company respectfully advises the Staff that through the acquisition of Breathe Oxygen Services, the Company acquired an accredited Medicare facility and a Medicare license to service patients in Tennessee. The Company has revised its disclosure on pages 52, 63 and 78 of the Registration Statement as requested by the Staff.

16. Please address that part of prior comment 29 that sought information regarding why your stationary products are not described in the Business section of your prospectus or reflected in your graphics and prospectus summary with sufficient prominence relative to their significance to your business. Also, please provide the disclosure required by Regulation S-K Item 101(c)(1)(i).

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

Response: The Company respectfully acknowledges the Staff’s comments and advises the Staff that when deploying the Inogen One portable oxygen concentrators, the Company bills Medicare and other payors for both the stationary oxygen concentrator code (code E1390) and the portable oxygen concentrator code (code E1392), regardless of whether a stationary oxygen concentrator is deployed, when the patient qualifies for both stationary and ambulatory oxygen. To protect the patient from product failure, the Company deploys a stationary oxygen concentrator as a back-up oxygen source. Since the stationary oxygen concentrator is used as a back-up source, it is not billed to the payor or the patient. The stationary oxygen concentrator is depreciated over its expected life and these costs are included in cost of rental revenue. Further, the Company sells a small portion of stationary oxygen concentrators that are manufactured by third parties, but these sales amount to less than 0.5% of total revenue and, are thus, immaterial to the Company’s business.

Overview of oxygen therapy market, page 79

17. Please expand your response to prior comment 31 to tell us why you believe your assumptions are sufficiently reliable for the $4 billion figure to be included in your prospectus summary. Also, please tell us (1) how you ensured that the data you used is current, and (2) whether your product can satisfy the oxygen needs of all patients.

Response: The Company respectfully advises the Staff that the Company’s assumptions are based on (i) the most current data published by Medicare, and (ii) the Company’s belief that the insurance coverage plans of its patients and prospective patients requesting service are representative of the overall oxygen therapy market. The Medicare data used by the Company is widely used and relied upon in the Company’s industry. The Company ensured that the Medicare data it used was current by confirming no more recent data had been published by Medicare. Additionally, 2012 Medicare data was recently released and the Company has updated its disclosure on pages 2 and 79 to reflect the 2012 data. The Company has revised its estimated market size to be a range of $3 billion to $4 billion due to our estimate that Medicare patients represent 60% to 65% of all oxygen therapy patients. Given the range of our estimate, we believe it is more appropriate to provide a range of our market size. Additionally, the Company’s products are designed to satisfy the needs of more than 95% of oxygen therapy patients.

Clinical validation for nocturnal use, page 83

18. Please provide us your analysis of whether you must file the consent of the authors of the independently commissioned studies that you cite.

Response: The Company respectfully acknowledges the Staff’s comment and will file the consent of the authors of the independently commissioned studies in a subsequent amendment to the Registration Statement.

Manufacturing, page 90

19. In an appropriate section of your Business disclosure, please describe the concentrators that you purchase from other manufacturers that you mention in your response to prior comment 63. Include the portion of your business represented from sales

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

of these products. In this regard, we note your disclosure on page 14 regarding the requirement that you supply respiratory products such as sleep and aerosol therapy. Please tell us whether these are products that you currently manufacture. If not, please tell us whether you have contracts in effect to acquire those products, and the material terms of those contracts, including duration and termination provisions. Also, please tell us the portion of your business represented by these products.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its respiratory products business is not material, representing less than 0.5% of our revenue. We do not manufacture these products and we acquire them under purchase orders with standard terms that are not material.

Board Composition, page 104

20. We will continue to evaluate your response to prior comment 44 after you file the amended agreement.

Response: The Company respectfully acknowledges the Staff’s comment and will file an amendment to Exhibit 4.2 in a subsequent amendment to the Registration Statement.

Compensation Committee Interlocks and Insider Participation, page 107

21. We note your response to prior comment 45; however, your prospectus when filed must address the proper fiscal year – that is currently the fiscal year ended December 31, 2012. Please revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 107 of the Registration Statement.

Certain relationships and related party transactions, page 120

22. We note your response to prior comment 42 and the reference on page 6 of exhibit 10.19 to the licensor receiving proceeds from a liquidation event. Please tell us whether the licensor or an affiliate beneficially owns or owned more than five percent of any class of your voting securities; provide us your analysis of whether the transactions involving the license should be disclosed in this section.

Response: The Company respectfully advises the Staff that the licensor and its affiliates have never owned greater than five percent of any class of the Company’s voting securities. As a result, we do not believe that the transactions involving the license should be disclosed in this section.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

Shares eligible for future sale, page 133

23. Refer to the first sentence of your response to prior comment 49. Please tell us which section of which exhibit includes the market stand off agreement that binds all shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Section 1.13 of the Ninth Amended and Restated Investors’ Rights Agreement, previously filed as Exhibit 4.2, Section 15 of the Form of Notice of Grant of Stock Option and Stock Option Agreement under the 2002 Stock Plan, as amended, previously filed as Exhibit 10.3, and Section 4 of the Form of Stock Option Agreement under the 2012 Equity Incentive Plan, previously filed as Exhibit 10.5, contain market standoff provisions. In addition, the Company advises the Staff that approximately 98% of its security holders have signed a lock-up agreement with the underwriters. Any security holder that has not signed a lock-up agreement has signed an agreement that contains a market standoff provision.

Relationships with Underwriters, page 144

24. Refer to your revisions in response to prior comment 51. Please identify which of the “certain” underwriters had relationships with you, and provide more specific information regarding the nature of those relationships.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 144 of the Registration Statement.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

25. In response to prior comment 9 you told us that the company does not track revenue by patient, including patients approaching the end of the 36-month capped rental period. You note that during any measurement period, large numbers of patients are being added, reaching Medicare rental caps and passing away from chronic disease and the company has imperfect insight into what is happening to patients. In response to prior comment 54, you told us that the company receives communications from the Social Security Administration weekly regarding deceased people and compares the Social Security Administration’s listing with its own database to confirm if any patients have passed away. Please tell us the typical time period lag between when the patient dies and when you are notified by the Social Security Administration. Tell us whether you have any other methods of determining that the patient has died. Further, tell us how you determine

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

the occurrence of other events that necessitate cessation of billing such as a patient that no longer is on your service or no longer needs oxygen.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the typical lag time between the time of a patient’s death and when the Social Security Administration notifies the Company is 1 to 3 weeks, depending on when the Social Security Administration is informed of the patient’s death. Additionally, the Company may become informed of a patient’s death in a variety of other ways, such as through insurance claim denials, notification from the patient’s family after dialing the telephone number listed on the device or the Company reaching out to the patient in the normal course of service and determining that the patient has passed away. Of the claims that were submitted for payment for the twelve month period ended December 31, 2012 and the nine month period ended September 30, 2013, the Company received claim denials due to patient death with respect to 0.5% and 0.7% of the claims, respectively, which equates to reductions of $0.2 million and $0.3 million, respectively. The Company accrues for estimated adjustments including due to patient death, at the time that revenue is recognized in the allowance for rental revenue adjustments and write-offs.

In order to determine other events that necessitate cancellation of billing, such as the patient no longer being on our service or the patient no longer needing oxygen therapy, the Company receives communications from the patients, their doctors and/or their new providers. The Company reaches out to patients at least once a quarter to confirm that they are still using their equipment and that their oxygen needs, insurance and doctor have not changed. Patients are also informed upfront and with each monthly invoice to let the Company know if there is a change, and patients regularly call to inform the Company of such changes. If there is a change that requires either increased oxygen flow or cancellation of service, the Company reaches out to the patient’s doctor, if applicable and necessary per Medicare guidelines, to receive a new Certificate of Medical Necessity or Discontinuance of Oxygen notification. If the patient chooses to stop using oxygen therapy against their doctor’s recommendation, the patient must sign an Against Medical Advice form that notes they are choosing to discontinue oxygen against the recommendation of their doctor. Furthermore, if the patient switches to a new provider, the patient and/or the new therapy provider notifies the Company of the change so that the equipment can be reclaimed and all patient billing privileges can be released.

26. We also note from your response that at the termination of service, the company reclaims the unit and redeploys it to another patient. Giving that the company does not physically visit the patient, please quantify how often you are unable to reclaim the unit.

Response: The Company respectfully advises the Staff that as a percentage of net rental assets (rental assets minus accumulated depreciation), the Company experienced a loss rate of 1.7% for the year ended December 31, 2012 and 1.2% for the nine months ended September 30, 2013. These costs, which include all units lost, stolen, or damaged beyond repair, are included in the cost of rental revenue. While the Company does not physically visit the patient, the Company follows up with a series of phone calls, letters and potential outside collections in order to minimize rental equipment losses.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

More specifically, for the year ended December 31, 2012, the Company was unable to reclaim approximately 200 units that had a net book value of $121,000. For the nine months ended September 30, 2013, the Company was unable to reclaim approximately 400 units which had a net book value of $169,000. The quantity and net book value of rental equipment that was lost or stolen in 2011 was insignificant.

As the total number of patients on service significantly grew from 2011 through the end of year 2012, the Company established a reserve for lost or stolen rental assets based on the historical loss rate times the number of patients with whom the Company had lost contact. As of December 31, 2012, the Company booked a reserve for approximately 100 units for a net book value of $76,000. As of September 30, 2013, the Company’s reserve included approximately 200 units for a net book value of $174,000.

27. For the last month of each of the quarters in fiscal 2012 and 2013, please show us the total number of patients billed for rental and the total number of units under rental being depreciated.

Response: The Company respectfully acknowledges the Staff’s comment and has provided the requested information in the table below. The number of patients billed in a certain month will always be less than the actual units being depreciated since a portion of patients are in a capped status, some rental assets are in-house and are being repaired before they can be re-deployed to rental patients, and also replacement units are sent out to patients in advance of them returning any faulty rental units.

Quarter Ended	# of Patients Billed	Total # of Units Being Depreciated
3/31/2012	8,820	9,158
6/30/2012	10,154	10,512
9/30/2012	11,187	12,166
12/31/2012	12,628	13,162
3/31/2013	14,134	14,814
6/30/2013	16,307	17,478
9/30/2013	17,805	20,309

28. We note your response to prior comment 54. Revise the filing to disclose your policy for deferring monthly revenue when the billing period does not commence on the first day of the month, consistent with the second sentence of your response to prior comment 54.

Response: The Company respectfully acknowledges the Staff’s comment and has added additional clarification to our disclosure on pages 66, F-12, and F-43 of the Registration Statement.

29. To help us better evaluate your response to prior comment 54, please address the following:

•	Please summarize for us the terms of your contracts with the customers with whom you place your equipment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the rental contracts signed by the patients contain the following generally described terms.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

Inogen patients/clients have the right to:

•	Be fully informed in advance about service/care to be provided, including the disciplines that furnish care and the frequency of visits as well as any modifications to the service/care plan.
•	Participate in the development and periodic revision of the plan of service/care.
•	Informed consent and refusal of service/care or treatment after the consequences of refusing service/care or treatment are fully presented.
•

Be informed in advance of service/care being provided, both orally and in writing, of charges including payment for service/care expected from third parties and any charges for which the client/patient will be responsible.

•	Have their property and person treated with respect, consideration and recognition of client/patient dignity and individuality.
•	Be able to identify visiting staff members through proper identification.
•

Voice grievances/complaints regarding treatment or care and lack of respect of property, or recommend changes in policy, staff or service/care without restraint, interference, coercion, discrimination, or reprisal.

•	Have grievances/complaints regarding treatment or care that is (or fails to be) furnished and lack of respect of property investigated.
•	Choose a health care provider, change providers at any time, and cancel the contract for convenience without reason.
•	Maintain confidentiality and privacy of all information contained in the client/patient record and of Protected Health Information.
•	Be advised on agency’s policies and procedures regarding the disclosure of clinical records.
•	Receive appropriate service/care without discrimination in accordance with physician orders.
•	Be informed of any financial benefits when referred to an organization.
•	Be fully informed of one’s responsibilities.
•	Be informed of provider service/care limitations.

Inogen patients/clients are responsible for:

•	Notifying the Company of any change of address, phone number, or insurance status.
•	Notifying the Company when service or equipment is no longer needed.
•	Notifying the Company in a timely manner if extra equipment or services will be needed.
•	Participating in the plan of care/treatment.
•	Notifying the Company of any change in condition, physician orders, or physician.
•	Notifying the Company of an incident involving equipment.
•	Meeting the financial obligations of health care as promptly as possible.
•	Providing accurate and complete information about present complaints, past illnesses, hospitalizations, medications, and other matters pertinent to their health.
•	Damaged equipment due to user neglect or abuse.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

Inogen has the right to:

•	Terminate services to anyone who knowingly furnishes incorrect information to the Company to secure durable medical equipment.
•

To refuse services to anyone under direct care who is threatening, intoxicated by alcohol, drugs and/or chemical substances and/or anyone who could potentially endanger the Company’s staff and patients.

The patient also certifies the following:

•

The payment of authorized benefits will be made to the Company (assignment of benefits), and the Company will be authorized to directly collect all public and private insurance coverage benefits due for durable medical equipment and supplies ordered by the patient’s physician. If benefit payments due to the Company are paid directly to the client, the payee will immediately and without request from the Company, endorse and remit to the Company all benefit payment checks.

•

Any holder of medical information about the patient will release to public and private insurance and its agencies any information needed to determine these benefits or the benefits payable for related services.

•

The patient understands that their signature requests that payment be made and authorizes release of medical information necessary to pay the claim. If “other insurance” is indicated in item 9 of the CMS-1500 claim form, or elsewhere on the approved claim form or electronically submitted claims, the patient’s signature authorizes releasing the information to the insurer or agency listed. In Medicare assigned cases, the supplier agrees to accept the charge of determination of the Medicare carrier as the full charge, and the patient is responsible only for the deductible, coinsurance and non-covered items. Coinsurance and the deductible are based upon the charge determination to the Medicare carrier.

•	The patient has received all of the equipment and supplies listed above in excellent condition.
•	The patient has been properly instructed on how to use and take care of the equipment and supplies.
•

The patient understands that in the event that payment of their co-insurance or deductible amounts are not made by the patient’s insurance carrier(s), they will be responsible for reimbursing to the Company any balance owed up to the allowed amount. The monthly balance due may include coinsurance, co-payment, deductible amounts, and payments due for non-covered items provided by the Company. Any such balance is due in full upon receipt of an invoice from the Company. If payment is not issued promptly, the Company may follow its standard collection policy or other applicable pursuits at its discretion.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

•

The patient authorizes any employee of the Company to contact the patient by the telephone number specified on-file regarding the equipment and supplies the patient has received and to discuss any billing and/or accounts receivable information.

In addition, if the patient is using their Medicare benefits for the oxygen rental, both the Company and the patient must comply with the supplier standards in order to obtain and retain their billing privileges.

The products and/or services provided are subject to the supplier standards contained in the Federal regulations shown at 42 Code of Federal Regulations Section 424.57(c). These standards concern business professional and operational matters (e.g., honoring warranties and hours of operation). The full text of these standards can be obtained at http://ecfr.gpoaccess.gov.

•	Clarify whether you enter into these contracts for a specified rental period of time, for example 36 months, or on a month-to-month/pay-as-you-go basis.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the rental contracts are for a month-to-month basis, for up to 36 months of reimbursement per patient or until the capped rental period has been satisfied. The 36 month period applies to total months paid to all suppliers. For example, if the Company brings a patient on service after another provider has already been paid for 3 months of oxygen services, the Company would only expect to receive up to 33 months of reimbursement for that patient, and then, only if the patient stays on service for the entire period. The patient and its insurance company is only obligated to pay in monthly service increments.

•	Confirm that your contracts are with the patients and not with their insurance companies or Medicare.

Response: The Company respectfully advises the Staff that the contracts are with the patient and not with their insurance companies or Medicare. Furthermore, after discussing options with their doctors and after reviewing the product/service offerings of various oxygen providers, the patient chooses which supplier will provide their oxygen needs. As with other products/services reimbursable through insurance, the patient agrees to assign their insurance benefits to the Company so that payment is remitted to the Company directly.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

30. Further with respect to your response to prior comment 54, please respond to the following:

•	Clearly describe to us your obligations under your contracts with assigned Medicare patients over the contracted rental period.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the obligations to service assigned Medicare patients over the contract rental period include the following:

•

The Company must supply working equipment that meets the patients’ oxygen needs pursuant to the doctor’s prescription and certificate of medical necessity form, including the appropriate oxygen flow rate and an ambulatory solution (tanks, portable oxygen concentrator, liquid oxygen, etc.) if noted by their doctor that the patient will be ambulatory.

•	The Company must supply all disposables required for the patient to operate the equipment including cannulas, filters, replacement batteries, carts, and carry bags, as needed.

•

If the equipment malfunctions, the Company must repair or replace the equipment with a product that meets the patient’s oxygen needs. It is up to the Company to determine what equipment the patient receives as long as the prescription is met. The equipment does not have to be new.

•

The Company must procure a recertification certificate of medical necessity in the ninety days preceding the twelve month period after initially receiving oxygen and after all recurring five year periods to confirm the necessity of oxygen for the patient.

•

Clarify for us the period of time for which you are obligated to place the equipment with the assigned Medicare patient, including for example whether the contracts are cancellable by the company or by the patient only, and how long the patient may keep the equipment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the contracts are cancellable by either the Company or the patient at any time except in the following circumstances:

•

The patient wishes to continue on service with the Company and the Company has received reimbursement for the 36th month of service for oxygen. The Company is obligated to service the patient for the capped rental period if the patient does not want to switch providers.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

•

The Company wishes to cancel service (typically due to an inability to service the specific region where the patient is moving, due to a change in condition that requires a different type of oxygen that the Company does not regularly service, or due to a change in insurance that the Company does not accept), but the patient cannot find another provider to service their oxygen needs.

The patient can keep the equipment for as long as needed but transfer of ownership from the Company to the patient never occurs. However, the Company’s obligation to service the patient’s equipment ends at the end of the five year period. If a failure occurs or maintenance is required after the five year period, the patient must pay a repair fee or exercise their option to restart the capped rental period. In the Company’s past experience, the large majority of patients who have reached the end of the five year period have chosen to restart the capped rental period.

•

Describe your responsibility for servicing the equipment and providing routine maintenance, if necessary, over the contracted rental period, about any required communications with the patient, and about any obligations to provide accessories or other supplies.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the provider is responsible for servicing the equipment and providing routine maintenance, if necessary, over the contracted rental period. The patient is also responsible for a portion of the routine maintenance, like cleaning filters and changing cannulas. However, it is the Company’s experience that servicing and maintenance expenses are minimal in years four and five due to the low annual maintenance costs during the expected product life (due to product design) and also the number of patients who pass away before the capped period begins. The average rental period of patients no longer on service (due to death, change in condition, or change in provider) is 11 months. The average rental period of current rental patients placed on service between 2009 and 2012 is two years. The provider is required to communicate with the patient to confirm that the patient’s oxygen needs are being met, the device is in working order (including the necessary accessories such as batteries and carts/carry bags), that the patient has the needed disposables, and that the patient has seen their doctor who prescribed the oxygen within in the last twelve months. Additionally, Medicare will pay for a maintenance and service visit not more than once every 6 months, beginning 6 months following the end of the 36 month reimbursement period. A provider must actually make a visit to bill the service, and the Company does not currently perform in-house maintenance and service. Instead, the product is returned to one of our locations for servicing. As a result, we do not currently bill for such services.

•	Revise the filing to ensure that your disclosure is clear regarding the terms of your sales and your obligations thereunder.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 55 of the Registration Statement.

31. We note the following from the Medicare.gov website indicating that “Medicare pays suppliers a monthly fee for providing all medically necessary oxygen and oxygen equipment, including accessories and supplies like tubing or a mouthpiece. After 36 months of continuous use, Medicare stops making rental payments for the oxygen equipment, but, in almost all circumstances, the patients continue to get the oxygen equipment, accessories, and supplies from the same supplier with no rental charge until the end of the reasonable useful lifetime of the oxygen equipment (generally 5 years after the date that the equipment was delivered to you). We also note the discussion on page 55 relating to Medicare reimbursements. Please explain to us how your revenue recognition policy for rental equipment reflects the possible placement of your equipment with assigned Medicare patients for an additional 24 months beyond the 36 months over which you receive payments from Medicare.

Response: The Company respectfully acknowledges the Staff’s comments and advises the Staff that the Company considered the following when determining its revenue recognition accounting policy:

•	FASB codification 840-20-25-1.

•	The average life expectancy of oxygen patients, which is less than 3 years.

•	The majority of our patients are not newly prescribed oxygen, which means that they may have already partially used their Medicare benefits and also are further along in their disease progression.

•	Month-to-month nature of the lease agreement for the first 36 months.

•	The average rental period of patients no longer on service (due to death, change in condition, or change in provider) is 11 months.

•	The average rental period of current patients placed on service between 2009 and 2012 is two years.

•

The percentage of current patients in the 37 to 60 month gap period, which the Company believes is less than 10 percent due to the difference between patients billed and depreciated in the appropriate period.

Based on the above considerations, less than 10% of the patients would be on the Company’s service during months 37 to 60. As described in response #30 above the incremental cost to the Company is not considered to be material. Therefore, revenue is recognized on a month-to-month basis due to the operating lease having only a 30-day non-cancelable term.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

32. Discuss for us the underlying accounting literature and how you applied that literature to your facts and circumstances in determining that your rental contracts are operating leases.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes it is within the leasing guidance since it has considered the lease classification criteria in FASB codification 840-10-25-1 and concluded its rental contracts are operating leases. Below is a discussion of the Company’s facts and circumstances and how they were applied to codification 840-10-25-1:

The Company’s facts and circumstances:

(1) The Company’s title of ownership does not transfer at, or shortly after, the end of the lease term to the patient. Rather, the equipment is owned by the Company until it is returned to one of the Company’s factories, repaired and sold at used equipment fair market value.

(2) The lease agreement between the Company and rental patients does not contain a bargain purchase option.

(3) Since the lease term for accounting purposes is 30 days (see additional discussion below), the Company does not consider the bargain renewal option in the lease term as its exercise is not reasonably assured at lease inception.

(4) The contract may be cancelled at any time by the lessee without penalty. Accordingly, the present value of minimum lease payments is one month’s rental revenue, which is less than 90 percent of the fair market value of the asset.

•	Tell us how you concluded that the lease term is the 30-day non-cancellable period and discuss your consideration of the definition of lease term in the FASB Master Glossary.

Response: The Company respectfully advises the Staff that it reviewed the definition of lease term in the FASB Master Glossary and noted that the following periods in the guidance are applicable to the Company’s facts and circumstances: fixed non-cancelable lease term and the period covered by a bargain renewal period. The 30-day non-cancelable period represents the month-to-month agreement between the Company and its patients. Please see the response below for further discussion of our consideration of the bargain renewal option in the Company’s lease term.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

•	Discuss for us your consideration of whether the lessee’s option to extend the lease in Medicare rental agreements represents a Bargain Renewal Option as defined in the FASB Master Glossary.

Response: The Company respectfully advises the Staff that the Company has reviewed the bargain renewal option as defined in the FASB Master Glossary. Please see below for a discussion of the Company’s facts and circumstances in relation to the bargain renewal option.

For convenience the Company has reproduced the definitions from FASB Master Glossary:

Lease Term

The fixed noncancelable lease term plus all of the following, except as noted in the following paragraph:

(a) All periods, if any, covered by bargain renewal options,

(b) All periods, if any, for which failure to renew the lease imposes a penalty on the lessee in an amount such that renewal appears, at the inception of the lease, to be reasonably assured,

(c) All periods, if any, covered by ordinary renewal options during which a guarantee by the lessee of the lessor’s debt related to the leased property is expected to be in effect,

(d) All periods, if any, covered by ordinary renewal options preceding the date as of which a bargain purchase option is exercisable, and

(e) All periods, if any, representing renewals or extensions of the lease at the lessor’s option; however, in no case shall the lease term extend beyond the date a bargain purchase option becomes exercisable.

Noncancelable Lease Term

That portion of the lease term that is cancelable only under any of the following conditions:

a. Upon the occurrence of some remote contingency

b. With the permission of the lessor

c. If the lessee enters into a new lease with the same lessor

d. If the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured.

Bargain Renewal Option

A provision allowing the lessee, at his option, to renew the lease for a rental sufficiently lower than the fair rental of the property at the date the option becomes exercisable that exercise of the option appears, at lease inception, to be reasonably assured. Fair rental of a property in this context shall mean the expected rental for equivalent property under similar terms and conditions.

During the first 36 months that the patient receives oxygen, the patient may terminate the nontransferable rental contract at any time for any reason. This cancelation provision is not based on the occurrence of any contingency, does not need the Company’s permission, the patient need not enter into another contract with the Company and there is no penalty or fee charged either to Medicare or the patient for terminating the agreement. Therefore, as per definition, the Noncancelable Lease Term is only one month.

Medicare oxygen rentals are subject to a 36 month payment limit or cap. After the 36 month cap has been reached, neither Medicare, nor the patient, are responsible for making payments to the Company for months 37-60. However, the Company is still required to service and maintain the oxygen equipment after those 36 months for up to the reasonable useful lifetime of 60 months. However, the Company believes that the exercise of the bargain renewal option is not reasonably assured at lease inception. This is supported by discussion previously about average patient life the average rental period of current patient is about two years and the average rental period for patients no longer on service due to death, change in condition or provider is 11 months.

•

Explain to us how you have concluded that the Medicare rental period of 60 months should not be considered in your assessment of the lease term and subject to the straight-line rental income provisions of FASB ASC 840-20-25-1.

Response: The Company respectfully acknowledges the Staff’s comments and advises the Staff that the Company considered the following when determining its revenue recognition accounting policy:

•	FASB codification 840-20-25-1.

•	The average life expectancy of oxygen patients, which is less than 3 years.

•	The majority of our patients are not newly prescribed oxygen, which means that they may have already partially used their Medicare benefits and also are farther along in their disease progression.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

•	Month-to-month nature of the lease agreement for the first 36 months.

•	The average rental period of patients no longer on service (due to death, change in condition, or change in provider) is 11 months.

•	The average rental period of current patients placed on service between 2009 and 2012 is two years.

•	The estimated percentage of current patients in the 37 to 60 month gap period, which is less than 10 percent due to the difference between patients billed and depreciated in the appropriate periods.

As described in response #30 above, the incremental cost to the Company is not considered to be material. Therefore, revenue in recognized on a month-to-month basis due to the operating lease having only a 30-day non-cancelable term.

•	Tell us how you have determined that the company’s continuing obligations under the Medicare rental arrangements during months 37 through 60 are remote.

Response: The Company respectfully advises the Staff that based on the factors indicated in the Company’s response to the previous question, the Company considers it a small and infrequent obligation for a customer to be on service during the gap period. In addition, the costs to service a patient in months 37-60 are insignificant since minimal servicing and repair is needed. As such, expenses associated with maintaining the oxygen equipment are unlikely and insignificant.

•	Provide us with your estimate of the time period of the actual use of your units by patient and the basis for your answer to support your revenue recognition over the 36-month billable period.

Response: The Company respectfully advises the Staff that the Company reviewed its rental patient listing from inception to the present date and noted that the average rental period for patients who are no longer on service (due to death, change in condition, or change in provider) is 11 months. We also noted the year-to-date average period of rental patients who are currently on service and who were added between 2009 and 2012, is approximately two years. Therefore, based on past experience, the Company believes that it is not typical for patients to use oxygen in excess of three years or 36 months. The Company began renting oxygen concentrators in 2009; however, half of our rental patients were brought onto service in 2013. In calculating average equipment usage life for rental patients currently on service, the Company has excluded new 2013 patients from this computation since including them would significantly reduce the average time period on service.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

33. You told us that you recognize the revenue related to the two-year extended warranty for patients by recording 75% of the total in the first year of the extended warranty period and the remaining 25% in the second year. You also noted that the cost of providing the extended warranty service is primarily incurred in year one of the extended warranty period due to patient mortality. Please provide us with the amount of extended warranty revenue recognized for patients and your associated costs for fiscal years 2011, 2012 and the nine months ended September 30, 2013. Discuss and quantify the sufficient historical evidence which indicates that the costs of performing services under the contract are incurred 75% in the first year and 25% in the second year. Refer to FASB ASC 605-20-25-2 through 25-3.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has considered FASB codification 605-20-25-2 and recognizes revenue related to lifetime warranties on a straight-line basis, over years four and five. This change in accounting will not have an effect on our financial statements as no deferred revenue related to lifetime warranties has been recognized to date. The Company also acknowledges that we sell extended warranties to businesses and consumers and we recognize revenue related to these extended warranties on a straight-line basis over the extended warranty period, either one year or two years. In all extended and lifetime warranties, cost of servicing these warranties are included in cost of good sold in the extended warranty period.

The amount of extended warranty revenue and related costs recognized during each of the fiscal years 2011, 2012 and the nine months ended September 30, 2013 was less than $0.05 million, thus immaterial to our financial results.

34. In this regard, you told us that you account for the lifetime warranty as a separate deliverable. Please revise the filing to disclose how you value this element of the arrangement and how you account for the associated revenue. Refer to FASB ASC 605-25-50-2 and SAB Topic 13.B. With respect to the period over which you recognize the lifetime extended warranty revenue, please explain to us how you determined the period.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 56 of the Registration Statement. The Company determined that the lifetime warranty should be recognized over years 4 and 5 due to the likelihood of patient death and thus the end of the lifetime warranty period. Chronic obstructive pulmonary disease, COPD, which is the leading diagnosis of our patients’ need for oxygen, is a major cause of morbidity and mortality in the United States and is currently the third leading cause of death among Americans. There are a variety of factors that influence a patient’s mortality including compliance with oxygen therapy, level of ambulation, diagnosis that led to the need for oxygen therapy, the stage of pulmonary disease and amount of oxygen required, smoking history, the existence of co-morbidities, age, sex, and other risk factors. In addition, when patients decide to buy an Inogen product with a lifetime warranty, they typically have already been on oxygen for a period of time, which can also have a large impact on their life expectancy from the time product is deployed. As a result, the Company estimates that the obligation will occur in years four and five (after the three year standard warranty) based on death rates seen in our rental fleets. We will continue to monitor this estimate over time and adjust as needed.

35. We note a 78% and 89% increase in your warranty accrual during the fiscal year ended December 31, 2012 and nine month period ended September 30, 2013, respectively. We also note that you consider the accrual to be a significant estimate. Please either revise the filing to provide the disclosures required by FASB 460-10-50-8(c) or tell us why you are not required to provide them.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-24 and F-54 of the Registration Statement.

36. With respect to your response to prior comment 57 regarding your 30-day free trial period, please specifically address why you believe that there is persuasive evidence of an arrangement since no acceptance has occurred. Tell us why you believe a

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

sales agreement is in place prior to acceptance by the customer. Explain how you considered Question 1(a) of SAB Topic 13.A.3(b).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considered Question 1(a) of SAB Topic 13.A.3(b) in determining the appropriate revenue recognition for sales made with a 30-day free trial period before shipment of product. While the Company refers to the period as a 30-day free trial, it is solely done for marketing purposes. In completing a sale, the Company establishes payment terms, collects payment upfront, and ships the requested product to the patient, upon which time, title to the product is also transferred. Customer acceptance provisions within this 30-day trial period grant a right of return on the basis of subjective matters, such as dissatisfaction with the product. In addition, the products sold are standard off the shelf products, not customized products, and the products have a history of meeting the patients’ oxygen needs based on the prescription from the patients’ physician. Accordingly, the Company believes that the proper interpretation in this case is that the 30-day trial is no different than the general rights of return per FASB ASC Subtopic 605-15, Revenue Recognition – Products, and that the proper accounting methodology is to estimate the future returns prior to the expiration of the return rights and accrue for this as an adjustment against revenue in the current period. The Company has been selling products with a 30-day trial period since 2009. Therefore, the Company has sufficient historical experience to make reasonable estimates of products returned during this 30-day trial period.

As previously noted and in consideration of the appropriate revenue recognition guidelines, the Company recognizes the product returns against the current period’s revenue. At each period end, the Company creates an allowance for the estimated returns in the next period associated with this period’s shipments based on the past experience of the Company. The actual sales returns as a percentage of direct-to-patient sales were 6.5% for the year ended December 31, 2012 and 7.9% for the nine months ended September 30, 2013.

37. With respect to your response to prior comment 63, you told us that while the Inogen One G2 and G3 portable oxygen concentrators have a 5-year expected life, the related accessories (such as batteries, power supplies, carts, carry bags, etc.) only have a 1.5 year expected life. Since your standard warranty is for three years and you also offer one and two year and lifetime extensions to the standard warranty, please explain your warranty obligations with respect to the accessories. For example, tell us if you are required to replace the battery when it fails after 1.5 years. And further to your response to prior comment 63, please confirm that you depreciate the Inogen One G2 and G3 portable oxygen concentrators over their 5-year expected lives, while you depreciate the related accessories (such as batteries, power supplies, carts, carry bags, etc.) over their 1.5 years expected lives.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s warranty obligations with respect to accessories are limited to 1 year from shipment. If a battery (or other accessory) fails after 1 year, the Company is not obligated to replace it under warranty and the purchaser can buy a replacement battery (or other accessory)

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

at the then current list price. Moreover, the Company’s warranty obligations for accessories are insignificant since the Company has warranties with the accessory manufacturers that are equal to the 1 year warranty given to customers. As failures occur, the Company returns the accessories to the manufacturer for replacements under warranty.

The Inogen One G2 and G3 portable oxygen concentrators are depreciated over their 5 year expected lives. The Inogen One G2 and G3 accessories (such as batteries, power suppliers, carts, carry bags, etc.) are depreciated over their 1.5 year expected lives.

Accounts Receivable and Allowance for Bad Debts, Returns, and Adjustments, page F-15

38. While we note that your response to prior comment 59 cites growth of accounts receivable as a factor in the growth of the dollar amount of your allowance, we note that the percentage of your allowance to accounts receivable increased significantly from 25% as of December 31, 2012 to 29% as of September 30, 2013. Please respond to the following:

•

Please give us a revised rollforward for your allowance for doubtful accounts to show amounts on a gross basis. We note that the current presentation for your allowance for doubtful accounts nets recoveries into your column for additions.

Response: The Company respectfully acknowledges the Staff’s comment and has provided the revised rollforward for its allowance for doubtful accounts to show amounts on a gross basis below (in thousands).

	Balance at Beginning of Period	Additions	Recoveries	Deductions	Balance at End of Period
Year ended December 31, 2011	$144	$1,026	10	$295	$865
Year ended December 31, 2012	$865	$1,074	3	$1,194	$742
Nine months ended September 30, 2012	$865	$751	3	$226	$1,387
Nine months ended September 30, 2013	$742	$1,357	4	$196	$1,899

In addition, the Company respectfully notes that the growth in the percentage of the sum of all allowances against accounts receivables to the gross accounts receivables balance increased significantly from 23% (not 25%) as of December 31, 2012 to 29% as of September 30, 2013. A breakdown by reserve type which clearly highlights that the increased allowance in this timeframe was the allowance for doubtful accounts is directly below.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

Percentage of Allowance to Accounts Receivable	12/31/2012	9/30/2013
Bad Debt Reserve	8%	14%
Rental Adjustments/Write-offs Reserve	14%	14%
Direct to Consumer Sales Returns Reserve	1%	1%

Total Percentage of Allowance to Accounts Receivable	23%	29%

•

Please provide us with an aging of your accounts receivable as of December 31, 2012 and September 30, 2013. If possible, provide a separate aging for each group (for example, rental accounts receivable).

Response: The Company respectfully acknowledges the Staff’s comment and has provided the requested information below (in thousands).

			Past Due
As of 12/31/2012	Total	Current	1-30 Days	31-60 Days	61-90 Days	91-180 Days	181-360 Days	360+ Days
Sales Accounts Receivables	$1,738	$1,255	$421	$12	$(0)	$17	$1	$33
Rental Accounts Receivables	6,391	1,849	1,105	567	529	1,092	1,056	193

Total Accounts Receivables	$8,129	$3,105	$1,527	$578	$529	$1,108	$1,057	$226
Unbilled Accounts Receivables	963

Gross Accounts Receivables	$9,092

			Past Due
As of 9/30/2013	Total	Current	1-30 Days	31-60 Days	61-90 Days	91-180 Days	181-360 Days	360+ Days
Sales Accounts Receivables	$2,929	$1,758	$760	$343	$(6)	$36	$13	$26
Rental Accounts Receivables	9,447	2,583	1,004	695	675	1,627	1,827	1,036

Total Accounts Receivables	$12,376	$4,341	$1,764	$1,038	$669	$1,663	$1,839	$1,062
Unbilled Accounts Receivables	1,221

Gross Accounts Receivables	$13,597

•	You told us that the current estimates for allowances required for rental adjustments has grown due to balances not being applied against the reserve.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

•	Please explain further what you mean by this statement and why you believe your current balance in the allowance account is appropriate and not overstated.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the comment made in its prior response to comment 59 was incorrect in this regard. The Company believes its estimates for allowances are appropriate and not overstated because the reserves in absolute dollars have grown since a large portion of the aged amounts have not yet been written off of the aging. As shown in the table above, the bad debt reserve as a percentage of total gross accounts receivable makes up the largest portion of the increase of the Company’s total allowance as a percentage of gross accounts receivable from December 31, 2012 to September 30, 2013. See further discussion below regarding the significant causes for the increase in the allowance for doubtful accounts as a percentage of gross receivables as well as the measures that the Company has put in place in order to ensure that this trend will not continue.

•	Show us a revised rollforward schedule that reflects all of the rental adjustments made by the company, regardless of whether they were properly applied against the allowance.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the actual rental adjustments made by the Company were already provided in the “Deductions” column of the rollforward of allowances that was provided in the response to prior comment 59. Therefore, a revised rollforward is not necessary since it will show the same result as the original rollforward.

•

Please explain why there has been an increase in your allowances for rental adjustments due to increased write offs of past due patient balances. Tell us the significant causes of the write offs. Tell us the nature of the significant reasons for the insurance denials.

Response: The Company respectfully advises the Staff that the increase in write offs due to patient balances actually refers to the Company’s allowance for doubtful accounts and not the allowances for rental adjustments. These amounts have aged considerably as shown in the summary rental aging provided above. The sheer volume of the receivables for patient balances has grown significantly from December 31, 2012 to September 30, 2013 which has made collection of these smaller balances much more difficult. However, significant internal resources, including outsourced collection activities, have been allocated to the account review, collection and write off activities, as necessary. Consequently, the Company should see a decrease in both the absolute dollar value of the allowance for doubtful accounts as well as the percentage of gross accounts receivable.

The Company respectfully advises the Staff that the increase in insurance denials, which affect the allowance for rental adjustments, has increased due to higher volumes of CMN (certificate of medical necessity) related denials, claims under audit, or instances in which the patient has switched insurance carriers without informing the Company. Typically the CMN related denials require administrative corrections to the billing system and/or documentation on

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

file before they can be appealed. However, this also significantly increases the time to collect from Medicare and other third party payors as these collections take at least 60 days from the invoice date and typically between 120 -150 days from the invoice date. Initial claims must be submitted within one year of the date of service and appeal claims must be submitted within 120 days of claim denial. Otherwise, the Company will likely receive a timely filing denial and write off the balances owed. The Company takes these factors into consideration when determining the proper amount of revenue to recognize and in calculating its reserve for rental adjustments that are associated with these insurance denials.

•	During the three months ended December 31, 2012, we note a $968,000 increase in “deductions” from the allowance for doubtful accounts. Please tell us the significant reasons for this increase.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in the fourth quarter of 2012, the Company wrote off a large balance on a single customer for which the Company had reserved the entire amount of approximately $780,000. The Company and its legal advisors had exhausted all of its efforts to collect from the now defunct company and wrote off the remaining outstanding balance in the fourth quarter of 2012.

39. Please tell us why the company believes that it can make reasonable estimates of the allowance using historical trends given the rapidly increasing rate of reserves. Tell us what steps the company performs prior to the delivery of equipment to customers to ensure collection is reasonably assured. Also tell us the typical period of your billing delays. Tell us whether, in the event that a third-party payor does not accept the claim, the customer is ultimately responsible for payment for the products or services.

Response: The Company respectfully advises the Staff that the allowance estimates are based on historical data related to the age and composition of the receivables (bad debt allowance), sales volume of generally prepaid direct-to-patient sales (returns reserve) and a percentage of current rental revenue less actual amounts written off (allowance for rental adjustments). In the first case, the Company bases the collectability of its accounts receivable on the age and composition of its outstanding receivables. Over the course of the past year and a half, the Company’s past due rental aging increase has been primarily due to the growth of the rental business as well as insufficient collection efforts by the Company’s billing department. As a result of a recent personnel restructure in the department, the Company anticipates this trend to cease and then begin to reverse. However, the Company may not see a decrease in the percentage of gross accounts receivable until the end of the first quarter of 2014. In the second case, our direct-to-patient sales are primarily prepaid; therefore, any dollar value increase in the reserve will have a disproportionate effect on the reserve as a percentage of accounts receivable since there are virtually no accounts receivable for direct-to-patient sales.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

Lastly, the calculation for the allowance of rental adjustments is based on the current period’s revenue billings, less actual amounts written off during the period. If there is a delay in the actual write-offs and adjustments from the reserve, the allowance could possibly grow at a slower rate than the amount of additions to the reserve, which would result in an increase in the absolute dollar amount, and also an increase in the reserve as a percentage of net or gross accounts receivable balances. As such, the Company is confident that its estimates currently reflect historical data.

Prior to the delivery of equipment to a rental customer, our in-house sales representatives obtain extensive documentation from the patient, their physician and insurance company. The Company does not deploy a rental unit unless collection of rental income is reasonably assured. The patient receives an estimate of what their insurance will pay and the estimated patient responsibility. The patient confirms that they will be able to pay the balances owed and that they understand that they are responsible for the entire balance if their insurance does not pay. If the patient informs the Company that they cannot pay, the Company evaluates the patient to see if they meet our criteria for financial hardship, which includes income verification. If they qualify for financial hardship, no revenue is recognized for the patient responsibility. If they do not qualify and refuse to pay the patient balance, they are not brought onto our rental service. The typical period of billing delays varies by the type of delay. Denied claims can face a delay of up to 120 days depending on when responses to the first level of appeal are received. Moreover, all future claims for that patient are put on hold until the denial is resolved. The unbilled revenue is accrued based on management’s estimates of collectability taking into consideration age, reason on hold, and historical trends. The allowance estimates are based on historical trends of accounts receivables of billed items. Billing delays affect the collectability of the unbilled amounts and are also subject to timely filing deadlines which are typically one year from the date of service.

In the event that a third-party payor does not accept the claim for payment, the consumer is ultimately responsible for payment for the products and services. The Company has determined that the balances are collectable at the time of revenue recognition because the patient signs a notice of financial responsibility outlining their obligations.

40. Further, in response to prior comment 54, you told us that you recognize revenue at the full estimated fee and that transfers to secondary insurance and patient responsibility have no net effect on revenue. Please explain further what you mean by this statement. Tell us whether the company establishes an allowance to account for sales adjustments that result from differences between the payment amount received and the expected realizable amount. That is, tell us whether net revenues are recorded at net realizable amounts estimated to be paid by patients and third-party payors.

Response: The Company respectfully advises the Staff that at the time of the initial billing to the primary payor, the net realizable value of the full amount of the allowable revenue (primary and secondary billings, less estimated adjustments) is recognized. The primary payor reviews the claim for accuracy and coverage, and then depending on the patient’s plan design, pays all or a portion of the billed amount. For example, Medicare typically pays 80% of the billed allowable rates and the patient or their secondary insurance provider is responsible for the

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

additional 20% co-insurance balance as well as an annual deductible. If there is an amount that is considered by the primary payor to be the responsibility of the patient or another insurance plan (considered to be the secondary portion), the Company transfers the accounts receivable balance to the appropriate payor or patient responsibility with no impact on revenue. A difference in allowable rates from a primary payor to a secondary payor is considered a contractual adjustment which is accrued for when revenue is recognized. The Company has established an allowance for rental revenue adjustments (see comment 38 above) that result from various reasons including differences between the payment amount received and the allowable amount billed. Net rental revenue is recorded at net realizable amounts estimated to be paid by both the third-party payors and patients for services received.

Concentration of Customers and Vendors, page F-15

41. We note your disclosure with respect to Medicare. Please tell us how you considered FASB ASC 280-10-50-42 which states that you should consider a group of entities under common control as a single customer (for example, the federal government). This comment also applies to your interim information.

Response: The Company respectfully advises the Staff that the Company has considered FASB codification 280-10-50-42 and examined its reliance on major customers, which are defined as any single customer who provides 10 percent or more of total revenue. The Company notes that the service reimbursement programs of Medicare amount to a group of entities under the common control of the federal government and that they provide revenue in excess of 10 percent of total revenue. Therefore, the Company believes Medicare should be treated as a single customer and has expanded the disclosure on customer concentration in the Registration Statement on pages F-15 and F-46 accordingly.

Property and Equipment, page F-16

42. We did not see where your disclosure on page F-17 responded to prior comment 64. Please disclose the amount of accumulated depreciation of your rental assets as of December 31, 2012 consistent with FASB ASC 840-20-50-4(a).

Response: The Company respectfully acknowledges the Staff’s comment and has made the necessary changes on pages F-17 and F-48 in the Registration Statement.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

Note 7. Convertible Preferred Stock, page F-25

43. Please revise your disclosure similar to your response to prior comment 65 to explain why you have assumed that it is probable that the preferred stock will convert to common stock upon the closing of the underwritten initial public offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-26 of the Registration Statement.

Exhibits, page II-4

44. We may have further comment when you file the exhibits mentioned in response to prior comments 69 and 70. Also, please file exhibit A missing from exhibit 10.10, the Management Carve-Out Bonus Award Agreement mentioned in exhibit 10.11, and the attachments missing from exhibit 10. 19.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed Exhibit A to Exhibits 10.10 - 10.14 and the attachments to Exhibit 10.19. We will file the Management Carve-Out Bonus Award Agreements in a subsequent amendment to the Registration Statement.

Exhibit 23.1, page II-5

45. Please have BDO USA, LLP revise their consent to refer to the dual dating of their report.

Response: The Company respectfully acknowledges the Staff’s comment and BDO USA, LLP has revised its consent in Exhibit 23.1 of the Registration Statement.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 350-2393 or Martin J. Waters at (858) 350-2308.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

December 23, 2013

Daniel R. Koeppen

cc:	Alison Bauerlein, Inogen, Inc.
Raymond Huggenberger, Inogen, Inc.
Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
Timothy Clackett, BDO USA LLP
Scott Hammon, Macias Gini & O’Connell LLP